UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                          THE PERKIN-ELMER CORPORATION
                  -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    714041100
                         ------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

------------------------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,035,775

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.72%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,035,775

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.72%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,035,775

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.72%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,035,775

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.72%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         1,380,437
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,380,437
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,416,212

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             7.92%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,035,775

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.72%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         204,242
   Shares
Beneficially          8      Shared Voting Power
  Owned By                             0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           204,242
    With
                      10     Shared Dispositive Power
                                       0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    204,242

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                              .47%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         264,036
   Shares
Beneficially          8      Shared Voting Power
  Owned By                                  0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           264,036
    With
                      10     Shared Dispositive Power
                                            0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    264,036

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                              .61%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE

2       Check the Appropriate Box If a Member of a Group*
                                            a. [_]
                                            b. [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         393,136
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          2,035,775
    Each
  Reporting           9      Sole Dispositive Power
   Person                           393,136
    With
                      10     Shared Dispositive Power
                                    2,035,775

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,428,911

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.63%

14      Type of Reporting Person*

               IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 23 Pages

               This Amendment No. 13 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of The Perkin-Elmer Corporation (the "Issuer"). This Amendment No. 13 is being filed by the Reporting Persons to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over certain portfolio investments, including the Shares, held for the account of Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QI Partners"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):


               i)   QI Partners;

               ii)  QIH Management Investor, L.P. ("QIHMI");

               iii) QIH Management, Inc. ("QIH Management");

               iv)  SFM LLC;

               v)   George Soros ("Mr. Soros");

               vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

               vii) Winston Partners, L.P. ("Winston");

               viii) Chatterjee Fund Management, L.P. ("CFM"); and

               ix)  Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 12 of 23 Pages

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QI Partners Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QI Partners Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QI Partners.

               Open Society Institute, a New York trust ("OSI"), is a charitable foundation. Mr. Soros serves as one of the ten trustees of OSI. Mr. Soros, in his capacity as a trustee of OSI, occasionally exercises voting and dispositive power over securities held for the account of OSI and as such may be deemed the beneficial owner of such securities, including the Shares.

                                                             Page 13 of 23 Pages

               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QI Partners, Mr. Soros, Winston, CFM, OSI and/or Dr. Chatterjee were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i)Each of QI Partners, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 2,035,775 Shares held for the account of QI Partners (approximately 4.72% of the total number of Shares outstanding).

                    (ii)  Mr.  Soros  may be  deemed  the  beneficial  owner  of
3,416,212 Shares (approximately 7.92% of the total number of Shares outstanding). This number consists of (A) 542,381 Shares held for his personal account, (B) the 2,035,775 Shares held for the account of QI Partners and (C) the 838,056 Shares held for the account of OSI.

                    (iii) Winston may be deemed the beneficial owner of the 204,242 Shares currently held for its account (approximately .47% of the total number of Shares outstanding).

                    (iv) CFM may be deemed the beneficial owner of 264,036 Shares (approximately .61% of the total number of Shares outstanding). This number consists of (A) the 59,794 Shares held for its account and (B) the 204,242 Shares held for the account of Winston.

                                                             Page 14 of 23 Pages

                    (v) Dr. Chatterjee may be deemed the beneficial owner of 2,428,911 Shares (approximately 5.63% of the total number of Shares outstanding). This number consists of (A) 129,100 Shares held for his personal account, (B) 204,242 Shares held for the account of Winston, (C) 2,035,775 Shares held for the account of QI Partners and (D) 59,794 Shares held for the account of CFM.

               (b) (i) Each of QI Partners, QIHMI, QIH Management, SFM LLC (by virtue of the QI Partners Contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QI Partners with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 2,035,775 Shares held for the account of QI Partners.

                    (ii) Mr. Soros has the sole power to vote and dispose of the 542,381 Shares held for his account. Mr. Soros by virtue of the fact that he occasionally exercises voting and dispositive power over securities held for the account of OSI, may be deemed to have the sole power to vote and dispose of the 838,056 Shares held for the account of OSI.

                    (iii) Each of Winston, CFM (as the sole general partner of Winston) and Dr. Chatterjee (as the sole general partner of CFM) may be deemed to have the sole power to direct the voting and disposition of the 204,242 Shares held for the account of Winston.

                    (iv) Each of CFM and Dr. Chatterjee, as the sole general partner of CFM, may be deemed to have the sole power to direct the voting and disposition of the 59,794 Shares held for the account of CFM.

                    (v) Dr. Chatterjee has the sole power to vote and dispose of the 129,100 Shares held for his account.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of QI Partners, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QI Partners in accordance with their ownership interests in QI Partners.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities (including the Shares) held for his account.

                    (iii) The partners of Winston have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their partnership interests in Winston.

                    (iv) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their partnership interests in CFM.

                    (v) Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities (including the Shares) held for his account.

                    (vi) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities (including the Shares) held for its account.

               (e) Not applicable.

                                                             Page 15 of 23 Pages


                    Each of QIP, QIH Management, QIHMI, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the account of QI Partners. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his personal account, the accounts of the SFM Clients, the account of QI Partners and OSI. Each of QI Partners, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QI Partners. Winston expressly disclaims beneficial ownership of any Shares not held directly for its account. CFM expressly disclaims beneficial ownership of any Shares not held directly for its account or the account of Winston. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for his account and the accounts of QI Partners, Winston and CFM. The inclusion of the Shares held for the account of OSI shall not be deemed an admission that Mr. Soros has or may be deemed to have beneficial ownership of such Shares.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, none of the Reporting Persons and SFM Clients have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among QI Partners, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston, CFM and Dr. Chatterjee.

               D. Power of Attorney dated April 7, 1994, granted by QI Partners in favor of Mr. Soros, Gary Gladstein and Sean Warren (filed as Exhibit F to Amendment No. 9 to the Initial Statement and incorporated herein by reference).

               E. Power of Attorney dated May 31, 1995 granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit D to Amendment No. 10 to the Initial Statement and incorporated herein by reference).

                                                             Page 16 of 23 Pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997             QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                   QIH MANAGEMENT, INC.


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Managing Director

                                                             Page 17 of 23 Pages

                                   GEORGE SOROS


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                   WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             its General Partner


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                   CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        its General Partner


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                   PURNENDU CHATTERJEE


                                   By:  /S/ PETER HURWITZ
                                       ----------------------------------------
                                       Peter Hurwitz
                                       Attorney-in-Fact

                                                             Page 18 of 23 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                               Walter Burlock
                               Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                               Robert K. Jermain
                               David N. Kowitz
                               Alexander C. McAree
                               Paul McNulty
                               Gabriel S. Nechamkin
                               Steven Okin
                               Dale Precoda
                               Lief D. Rosenblatt
                               Mark D. Sonnino
                               Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 19 of 23 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus............................................................. 20

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus................................................. 21

C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
     George  Soros,   Mr.  Stanley  F.   Druckenmiller,   Winston
     Partners,  L.P.,  Chatterjee Fund Management,  L.P., and Dr.
     Purnendu Chatterjee................................................. 22